Amendment to the
Transfer Agency Agreement between
Curian Variable Series Trust and
Jackson National Asset Management, LLC

This Amendment is made by and between Curian Variable Series Trust, a Massachusetts business trust (“Trust”), and Jackson National Asset Management, LLC, a Michigan limited liability corporation (“JNAM”).

Whereas, the Trust and JNAM entered into a Transfer Agency Agreement dated November 29, 2011, as amended (“Agreement”).

Whereas, the parties have agreed to amend Section 5, “Term of Agreement,” in order to clarify the annual approval date of the Agreement.

Now Therefore, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the Trust and JNAM agree to amend the Agreement to delete the first paragraph of Section 5 entitled “Term of Agreement” in its entirety and replace it with the following paragraph:

5.           Term of Agreement. The term of this Agreement shall begin on the date first above written with respect to each Fund listed in Schedule A on the date hereof and, unless sooner terminated as hereinafter provided, this Agreement shall remain in effect two years from the date thereof.  With respect to each Fund added by execution of an Addendum to Schedule A, the term of this Agreement shall begin on the date of such execution.  Thereafter, in each case this Agreement shall continue in effect with respect to each Fund from year to year through December 31st, subject to the termination provisions and all other terms and conditions hereof; provided, such continuance with respect to a Fund is approved at least annually by vote or written consent of the Trustees, including a majority of the Trustees who are not interested persons of either party hereto (“Disinterested Trustees”); and provided further, that neither party has terminated the Agreement in accordance with Section 6.  The Transfer Agent shall furnish any Fund, promptly upon its request, such information as may reasonably be necessary to evaluate the terms of this Agreement or any extension, renewal or amendment thereof.

In Witness Whereof, the parties have caused this Amendment to be executed and effective as of August 28, 2013.  This Amendment may be executed in two or more counterparts, which together shall constitute one document.

Attest:	Curian Variable Series Trust

s/ Kallie L Thomas	By:	/s/ Diana R. Gonzalez
Kallie L Thomas	Name:	Diana R. Gonzalez
	Title:	Assistant Vice President

Attest:	Jackson National Asset Management, LLC

/s/ Kallie L Thomas		/s/ Mark D. Nerud
Kallie L Thomas	Name:	Mark D. Nerud
	Title:	President and CEO